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03011069

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 0 3 2003
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-43882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBM International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14090 Southwest Freeway, Suite 407
(No. and Street)

Sugar Land (City) Texas (State) 77478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn 281-295-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/17/03

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBM International, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President - Finance
Title

ERICA Y. LUTFI
MY COMMISSION EXPIRES
August 8, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A See Note 9
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 N/A See Schedule II
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Board of Directors of
GBM International, Inc. (a wholly-owned subsidiary of
Portfolio Investments, Inc., which is wholly-owned by
GBM Grupo Bursatil Mexicano S.A. de C.V., Casa de Bolsa)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of GBM International, Inc. (Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 17, 2003

GBM International, Inc.
(a wholly-owned subsidiary of Portfolio Investments, Inc.)
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 50,568
Deposits held by clearing brokers, restricted	100,000
Receivable from nonaffiliated brokers and dealers	595,251
Securities owned - marketable, at market value	3,300
Equipment, less accumulated depreciation of $204,466	8,372
Receivable from affiliate	82,500
Other assets	35,599
Total assets	$ 875,590

Liabilities

Accounts payable and accrued liabilities	$ 35,203
Payable to affiliate	121,370
Total liabilities	156,573

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized; 725 shares issued and outstanding	7,495,035
Accumulated deficit	(6,776,018)
Total stockholder's equity	719,017
Total liabilities and stockholder's equity	$ 875,590

The accompanying notes are an integral part of these financial statements.

GBM International, Inc.
(a wholly-owned subsidiary of Portfolio Investments, Inc.)
Statement of Operations
Year Ended December 31, 2002

Revenues:	
Net dealer inventory and investment gain	$ 1,128,114
Commission income	1,019,887
Interest and dividend income	9,877
Other income	85,591
	2,243,469
Expenses:	
Clearing, execution and commission fees	466,088
Research and terminal usage fees	213,944
Occupancy, equipment and communication costs	109,414
Professional fees	144,380
Employee compensation and benefits	499,008
Interest expense	36,879
Other	147,546
	1,617,259
Income before income tax expense	626,210
Income tax expense	179,000
Net income	$ 447,210

The accompanying notes are an integral part of these financial statements.

GBM International, Inc.
(a wholly-owned subsidiary of Portfolio Investments, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common stock (shares)	Common stock	Accumulated deficit	Total
Balance, December 31, 2001	725	$ 9,219,235	$ (7,223,228)	$ 1,996,007
Return of capital to Parent		(1,724,200)		(1,724,200)
Net income			447,210	447,210
Balance, December 31, 2002	725	$ 7,495,035	$ (6,776,018)	$ 719,017

The accompanying notes are an integral part of these financial statements.

GBM International, Inc.
(a wholly-owned subsidiary of Portfolio Investments, Inc.)
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 447,210
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,552
Deferred income tax expense	161,000
Changes in:	
Receivables from nonaffiliated brokers and dealers	952,089
Income tax payable	(61,000)
Securities owned, net	747,192
Other assets	(7,528)
Securities sold, not yet purchased, net	(449,100)
Accounts payable and accrued liabilities	(124,610)
Receivable from affiliate	(44,832)
Payable from affiliate	121,370
Net cash provided by operating activities	1,744,343
Cash flows from investing activities:	
Purchase of equipment	(5,628)
Net cash used in investing activities	(5,628)
Cash flows from financing activities:	
Return of capital to Parent	(1,724,200)
Net cash used in financing activities	(1,724,200)
Net increase in cash and cash equivalents	14,515
Cash and cash equivalents at beginning of year	36,053
Cash and cash equivalents at end of year	$ 50,568
Supplemental disclosures:	
Interest paid	$ 36,879
Income taxes paid	40,000

The accompanying notes are an integral part of these financial statements.

GBM International, Inc.
(a wholly-owned subsidiary of Portfolio Investments, Inc.)
Notes to Financial Statements
December 31, 2002

1. Description of Business

GBM International, Inc. (International) was incorporated for the purpose of serving as an introducing broker-dealer and to conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. (PI), which is a wholly-owned subsidiary of GBM Grupo Bursatil Mexicano S.A. de C.V. Casa de Bolsa (GBM Mexico). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as agent and principal, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statement of cash flows, International considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Deposits Held by Clearing Brokers
Under the terms of the Clearing Agreement between International and US Clearing Corp. (UCC), International is required to maintain a certain level of cash on deposit with UCC which amounted to $100,000 at December 31, 2002. Should UCC suffer a loss due to a failure of a customer of International's to complete a transaction, International is required to indemnify UCC to meet this requirement. As of December 31, 2002, there were no amounts owed to UCC by these customers.

Receivable from Nonaffiliated Brokers and Dealers
Receivables from brokers and dealers and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities Transactions
Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Equipment
Equipment is carried at cost less accumulated depreciation. Depreciation of equipment is computed using the double-declining balance method over the useful life of equipment, which is estimated to be five years. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations. Cost of maintenance and repairs is charged to expense.

Income Taxes
International's revenue and expenses are included in the consolidated tax return filed by PI. International's tax calculations are made as if International prepared a separate tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

Foreign Currency Transactions
In the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the current period and are included in the caption net dealer inventory and investment gain. International recorded net realized and unrealized foreign currency loss of $5,571 in 2002. For purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Fair Value of Financial Instruments
Management has determined that the fair value of International's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Options Contracts
International enters into various transactions involving written and purchased options to buy or sell securities. International has a variety of reasons to use options, such as an attempt to protect International against possible changes in the market value of its portfolio or for speculative purposes. As a writer of options, International receives a premium in exchange for giving the counterparty the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk will vary based on changes in the market value of the underlying instruments and is not limited to the premium received. As a purchaser of options, International pays a premium in exchange for obtaining the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk is limited to the premium paid by International. All

options contracts are marked to market, with gains and losses recorded in income. There were no options outstanding at December 31, 2002.

Futures Contracts
International enters into various futures transactions either as a seller or buyer for both hedging and speculative purposes. In hedging transactions, International is at risk to the extent that the market value of the exposure being hedged (i.e., foreign currencies and interest rates) does not change in the opposite direction of the futures being used as the hedge. In speculative futures transactions, International is at risk to the extent that the market value of the exposure changes adversely to the position sold or purchased. All futures contracts are marked to market with unrealized gains and losses recorded in income. There were no future contracts outstanding at December 31, 2002.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since management's judgment includes making estimates concerning the likelihood of future events, the actual results could significantly differ from those estimates.

Risks and Uncertainties
Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

3. **Transactions with Affiliates and Related Parties**

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2002. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission income from GBM Mexico for 2002 was $577,547.

International invests in mutual funds for which the fund advisor and the trustee are related parties of International. During the year ended December 31, 2002, International purchased and sold units of these mutual funds in the amount of $1,555,068 and $2,264,451. There were no investments in these mutual funds at December 31, 2002. International did not earn dividends from these funds during the year.

Receivables due from employees totaled $1,974, at December 31, 2002, which are included in other assets.

4. Securities Owned

Marketable securities owned consisted of the following at December 31, 2002:

	Owned	
	Cost	Market
U.S. securities:		
Corporate stocks	$ 3,300	$ 3,300
Foreign securities:		
Corporate stocks	2,199	
	$ 5,499	$ 3,300

5. Income Taxes

Income tax expense consisted of the following at December 31, 2002:

Current	$ 18,000
Deferred	161,000
	$ 179,000

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. Deferred tax assets consist of the following at December 31, 2002:

	2001	Change in valuation allowance	Current year activity	2002
Unrealized (loss) gain on securities	$ (2,000)		$ 3,000	$ 1,000
Capital loss carryforwards	263,000		(199,000)	64,000
	261,000	-	(196,000)	65,000
Valuation allowance	(100,000)	35,000		(65,000)
Deferred tax assets	$ 161,000	$ 35,000	$(196,000)	$ -

A valuation allowance has been established for deferred tax assets since it is more likely than not that the future benefit will not be realized.

International has capital loss carryforwards for federal income tax purposes of approximately \$188,000. The remaining capital loss carryforward expiring in 2003 and 2006 for \$17,000 and \$171,000, respectively.

6. Commitments and Contingencies

In the normal course of business, International enters into securities short-sale transactions for its own account. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2002, International had not sold securities that it did not own and, therefore, was not obligated to purchase such securities at a future date.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, International did not pay the clearing broker any amounts related to these guarantees.

International's policy is to monitor its market exposure, customer risk and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

International leases office space under a noncancelable operating lease which provides for a base annual rental and additional rental based on the lessor's operating expenses for the year. Rental expense approximated \$39,000 in 2002. Future base rents under the lease agreement aggregate approximately \$3,200 per month through September 2006.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. **Net Capital Requirements**

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2002, International had net capital, as defined, of $552,699, which was $452,699 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was .28-to-1 at December 31, 2002.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

9. **Subordinated Liabilities**

International had no subordinated liabilities at any time during the year ended December 31, 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2002.

Supplemental Schedules

Supplemental
Schedule I
Exhibit I

GBM International, Inc.
(a wholly-owned subsidiary of Portfolio Investments, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital:	
Total stockholder's equity	$ 719,017
Reductions and charges:	
Capital charge for spot and commodity futures	
Nonallowable assets:	
Receivables from brokers and dealers	36,047
Equipment, net	8,372
Receivables from affiliates	82,500
Petty cash	500
Other assets	35,599
Total nonallowable assets and charges, net	163,018
Net capital before haircuts on security positions	555,999
Haircuts on security positions	3,300
Net capital	$ 552,699
Aggregate indebtedness	$ 156,573
Percent of aggregate indebtedness to net capital	28.33
Computation of basic net capital requirement:	
Minimum net capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 452,699

GBM International, Inc.

(a wholly-owned subsidiary of Portfolio Investments, Inc.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

International is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3 as International is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers and promptly transmits all customer funds and securities to the clearing brokers and dealers which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

PRICEWATERHOUSECOOPERS

GBM International, Inc.

(a wholly-owned subsidiary of Portfolio Investments, Inc.)

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

**Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16**

To the Board of Directors of
GBM International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GBM International Inc. (International) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC) and Regulation 1.16 of the Commodity Futures Trading Commission, (the CFTC) (collectively, the Commissions), we have made a study of the practices and procedures followed by International, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the periodic computation of minimum financial requirements pursuant Regulation 1.17; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which International has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulations 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including procedures for safeguarding customer and firm assets, including securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that International's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 17, 2003